SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549


                                      SCHEDULE 13D
                        Under the Securities Exchange Act of 1934
                                   (Amendment No. 10)


                                  Manville Corporation
                            --------------------------------
                                    (Name of Issuer)


                                      Common Stock
                            --------------------------------
                             (Title of Class of Securities)


                                       565020-30-2
                            --------------------------------
                                     (CUSIP Number)


                         David T. Austern, Esq., General Counsel
                        Manville Personal Injury Settlement Trust
           P.O. Box 10415, 8260 Willow Oaks Corporate Drive, Fairfax, VA 22031
           -------------------------------------------------------------------
                (Name, Address and Telephone Number of Person Authorized
                         to Receive Notices and Communications)

                                    October 25, 1995
           -------------------------------------------------------------------
                 (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

                     ---
                    /  /
                    ---

         Check the following box if a fee is being paid with this statement:

                     ---
                    /  /
                    ---

          ------------------------
         / CUSIP NO. 565020-30-2 /
         ------------------------

         ---------------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Manville Personal Injury Settlement Trust
              52-1516818

         ---------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group

                                                                   ----
                                                              (a) /   /
                                                                  ----

                                                                   ----
                                                              (b) / X /
                                                                  ----

         ---------------------------------------------------------------------
         3.   SEC Use Only

         ---------------------------------------------------------------------
         4.   Source of Funds

              OO

         ---------------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                                ----
              Not Applicable                                   /   /
                                                               ----

         ---------------------------------------------------------------------
         6.   Citizenship or Place of Organization

              New York

         ---------------------------------------------------------------------

         Number of        7.   Sole Voting Power
         Shares                 96,000,000
                               --------------------------
         Beneficially     8.   Shared Voting Power
         Owned by               -0-
                               --------------------------
         Each Reporting   9.   Sole Dispositive Power
         Person With            96,000,000
                               --------------------------
                          10.  Shared Dispositive Power
                                -0-
                               --------------------------

         ---------------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting Person

              96,000,000

         ---------------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                ----
                                                               /   /
                                                               ----

         ---------------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              78.2%

         ---------------------------------------------------------------------
         14.  Type of Reporting Person

              OO

         ---------------------------------------------------------------------

          ------------------------
         / CUSIP NO. 565020-30-2 /
         ------------------------

         ---------------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Robert A. Falise, trustee
              ###-##-####

         ---------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group

                                                                   ----
                                                              (a) /   /
                                                                  ----

                                                                   ----
                                                              (b) / X/
                                                                  ----

         ---------------------------------------------------------------------
         3.   SEC Use Only

         ---------------------------------------------------------------------
         4.   Source of Funds

              OO

         ---------------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                                   ----
              Not Applicable                                      /   /
                                                                  ----

         ---------------------------------------------------------------------
         6.   Citizenship or Place of Organization

              U.S.A.

         ---------------------------------------------------------------------

         Number of        7.   Sole Voting Power
         Shares                 -0-
                               --------------------------
         Beneficially     8.   Shared Voting Power
         Owned by               96,000,000
                               --------------------------
         Each Reporting   9.   Sole Dispositive Power
         Person With            -0-
                               --------------------------
                          10.  Shared Dispositive Power
                                96,000,000
                               --------------------------

         ---------------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting Person

              96,000,000

         ---------------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                   ----
                                                                  /   /
                                                                  ----

         ---------------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              78.2%

         ---------------------------------------------------------------------
         14.  Type of Reporting Person

              IN

         ---------------------------------------------------------------------

          ------------------------
         / CUSIP NO. 565020-30-2 /
         ------------------------

         ---------------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Louis Klein, Jr., trustee
              ###-##-####

         ---------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group

                                                                   ----
                                                              (a) /   /
                                                                  ----

                                                                   ----
                                                              (b) / X/
                                                                  ----

         ---------------------------------------------------------------------
         3.   SEC Use Only

         ---------------------------------------------------------------------
         4.   Source of Funds

              OO

         ---------------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                                   ----
              Not Applicable                                      /   /
                                                                  ----

         ---------------------------------------------------------------------
         6.   Citizenship or Place of Organization

              U.S.A.

         ---------------------------------------------------------------------

         Number of        7.   Sole Voting Power
         Shares                 -0-
                               --------------------------
         Beneficially     8.   Shared Voting Power
         Owned by               96,000,000
                               --------------------------
         Each Reporting   9.   Sole Dispositive Power
         Person With            -0-
                               --------------------------
                          10.  Shared Dispositive Power
                                96,000,000
                               --------------------------

         ---------------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting Person

              96,000,000

         ---------------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                   ----
                                                                  /   /
                                                                  ----

         ---------------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              78.2%

         ---------------------------------------------------------------------
         14.  Type of Reporting Person

              IN

         ---------------------------------------------------------------------

          ------------------------
         / CUSIP NO. 565020-30-2 /
         ------------------------

         ---------------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Frank J. Macchiarola, trustee
              ###-##-####

         ---------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group

                                                                   ----
                                                              (a) /   /
                                                                  ----

                                                                   ----
                                                              (b) / X/
                                                                  ----

         ---------------------------------------------------------------------
         3.   SEC Use Only

         ---------------------------------------------------------------------
         4.   Source of Funds

              OO

         ---------------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                                   ----
              Not Applicable                                      /   /
                                                                  ----

         ---------------------------------------------------------------------
         6.   Citizenship or Place of Organization

              U.S.A.

         ---------------------------------------------------------------------

         Number of        7.   Sole Voting Power
         Shares                 -0-
                               --------------------------
         Beneficially     8.   Shared Voting Power
         Owned by               96,000,000
                               --------------------------
         Each Reporting   9.   Sole Dispositive Power
         Person With            -0-
                               --------------------------
                          10.  Shared Dispositive Power
                                96,000,000
                               --------------------------

         ---------------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting Person

              96,000,000

         ---------------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                   ----
                                                                  /   /
                                                                  ----

         ---------------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              78.2%

         ---------------------------------------------------------------------
         14.  Type of Reporting Person

              IN
         ---------------------------------------------------------------------

          ------------------------
         / CUSIP NO. 565020-30-2 /
         ------------------------

         ---------------------------------------------------------------------
         1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

              Christian E. Markey, Jr., trustee
              ###-##-####

         ---------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group

                                                                   ----
                                                              (a) /   /
                                                                  ----

                                                                   ----
                                                              (b) / X/
                                                                  ----

         ---------------------------------------------------------------------
         3.   SEC Use Only

         ---------------------------------------------------------------------
         4.   Source of Funds

              OO

         ---------------------------------------------------------------------
         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                                   ----
              Not Applicable                                      /   /
                                                                  ----

         ---------------------------------------------------------------------
         6.   Citizenship or Place of Organization

              U.S.A.

         ---------------------------------------------------------------------

         Number of        7.   Sole Voting Power
         Shares                 -0-
                               --------------------------
         Beneficially     8.   Shared Voting Power
         Owned by               96,000,000
                               --------------------------
         Each Reporting   9.   Sole Dispositive Power
         Person With            -0-
                               --------------------------
                          10.  Shared Dispositive Power
                                96,000,000
                               --------------------------

         ---------------------------------------------------------------------
         11.  Aggregate Amount Beneficially Owned by Each Reporting Person

              96,000,000

         ---------------------------------------------------------------------
         12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                   ----
                                                                  /   /
                                                                  ----

         ---------------------------------------------------------------------
         13.  Percent of Class Represented by Amount in Row (11)

              78.2%

         ---------------------------------------------------------------------
         14.  Type of Reporting Person

              IN

         ---------------------------------------------------------------------

                   This Amendment No. 10 amends and supplements the Statement on
         Schedule 13D filed on December 8, 1988 by Manville Personal Injury Settlement Trust (the "Trust") and its trustees with respect to the Trust's beneficial ownership of shares of Common Stock, $.01 par value (the "Common Stock"), of Manville Corporation (the "Company"), as previously supplemented and amended (the "Schedule 13D").

                   Capitalized terms that are not otherwise defined herein have the meanings assigned in the Schedule 13D.


         Item 2.   Identity and Background.
         ------    -----------------------

                   Item 2 of the Schedule 13D is hereby further amended and supplemented as follows:

                   Effective as of June 30, 1995, Charles T. Hagel resigned as a Trustee of the Trust. Accordingly, he is no longer a Reporting Person for purposes of the Schedule 13D.


         Item 4.   Purpose of Transaction.
         ------    ----------------------

                   Item 4 of the Schedule 13D is hereby further amended and supplemented as follows:

                   On October 25, 1995, the Trust entered into a Profit Sharing Exchange Agreement (the "Profit Sharing Exchange Agreement") with the Company, a copy of which is attached as Exhibit 1 hereto. The Profit Sharing Exchange Agreement, which is subject to approval by the United States Bankruptcy Court for the Southern District of New York and by the holders of the Common Stock, contemplates the possibility that the Company may dispose of all or a substantial portion of its investment (a "Disposition") in its subsidiary, Riverwood International Corporation ("RIC"). Currently, the Company is obligated, under the Supplemental Agreement (as defined in Item 2 of, and included as Exhibit 3 to, the Schedule 13D filed December 8, 1988, as subsequently amended), to pay to the Trust an amount equal to 20% of the Company's annual Profits and Governmental Proceeds (as defined in the Supplemental Agreement) each year (the "Profit Sharing Payments"). In the event of a Disposition, the Profit Sharing Exchange Agreement provides that, subject to certain conditions, the Trust and the Company will enter into a Second Amended and Restated Supplemental Agreement in substantially the form attached to the Profit Sharing Exchange Agreement as Exhibit A thereto (the "Second Amended and Restated Supplemental Agreement") and pursuant to which the Trust's right to Profit Sharing Payments will be eliminated and certain other covenants and obligations of the Company under the Supplemental Agreement will be eliminated or modified, in exchange for the issuance to the Trust of additional shares of Common Stock representing 20% of the number of shares of Common Stock on a fully diluted basis, after giving effect to such issuance (the "Exchange"). The number of such additional shares is currently estimated to be approximately 32.6 million. See Exhibit C to Exhibit 1 hereto. In the event of a Disposition, the Profit Sharing Exchange Agreement also requires the Company, subject to certain conditions, to declare and pay a pro rata dividend on the Common Stock (including the shares newly issued to the Trust) in the amount of the proceeds received by the Company from the Disposition, less transaction costs and the amounts needed to redeem the Company's cumulative Preference Stock, Series B, and its 9% Interest Deferred Sinking Fund Debentures due 2003, to the extent that the Company's board of directors determines that such redemption is in each case in the best interests of the Company. Under the Profit Sharing Exchange Agreement, the Company also agrees to pay the Trust an amount equal to 20% of Profits and Governmental Proceeds accrued during the portion of the year in which the Exchange occurs prior to the effective date of the Exchange, computed without taking into account the Disposition, the Exchange or the other transactions contemplated by the Profit Sharing Exchange Agreement.

                   On October 26, 1995, the Company announced that RIC had entered into an Agreement and Plan of Merger (the "Merger Agreement") with CDRO Holding Corporation and CDRO Acquisition Corporation. Subject to the terms and conditions of the Merger Agreement, RIC will be merged with and into CDRO Acquisition Corporation, or vice versa, and the Company's shares of the common stock of RIC will be converted into the right to receive $20.25 per share in cash. If the transactions contemplated by the Merger Agreement are consummated, the merger between RIC and CDRO Acquisition Corporation will constitute a Disposition within the meaning of the Profit Sharing Exchange Agreement.

                   There can be no assurance that any of the foregoing transactions will be consummated.


         Item 5.   Interest in Securities of the Issuer.
         ------    ------------------------------------

                   Item 5 of the Schedule 13D is hereby further amended and supplemented as follows:

                   The Trust beneficially owns 96,000,000 shares of the Common Stock, representing approximately 78.2% of the shares of Common Stock outstanding based on the 122,745,154 shares of Common Stock outstanding as of October 25, 1995 as reported in Exhibit C of the Profit Sharing Exchange Agreement.

         Item 6.   Contracts, Arrangements, Understandings or
         ------    ------------------------------------------
                   Relationships with Respect to Securities of the
                   -----------------------------------------------
                   Issuer.
                   ------

                   Item 6 of the Schedule 13D is hereby further amended and supplemented as follows:

                   Pursuant to the Profit Sharing Exchange Agreement, as described in Item 4 above, in the event of a Disposition the Trust and the Company have agreed, subject to certain conditions, that they will enter into the Second Amended and Restated Supplemental Agreement, pursuant to which the Supplemental Agreement will be amended to eliminate the Trust's right to receive Profit Sharing Payments and to eliminate or modify certain other covenants or obligations of the additional shares of Common Stock and the Company's agreement, subject to certain conditions, to declare and pay to the holders of the Common Stock a pro rata dividend of the proceeds of the Disposition.

                   In addition, under the Profit Sharing Exchange Agreement the Trust has agreed that it will, if requested by the Company to do so at a future date, consent to the termination or amendment of the PD Restated Agreement (as defined in Item 6 of, and included as Exhibit 5 to, Amendment No. 4 to the Schedule 13D) among the Company, the Trust and the Manville Property Damage Settlement Trust, as amended and restated, provided that any such termination or amendment does not directly or indirectly adversely affect the Trust.

                   As indicated in Item 4 above, if the transactions contemplated by the Merger Agreement are completed, the merger will constitute a Disposition within the meaning of the Profit Sharing Exchange Agreement. The Trust has also agreed in the Profit Sharing Exchange Agreement, subject to certain conditions, to enter into an amendment to the Trust Agreement (as defined in Item 2 of, and included as Exhibit 2 to, the Schedule 13D filed December 8, 1988, as subsequently amended) with the Company in substantially the form attached to the Profit Sharing Exchange Agreement as Exhibit B thereto. (See Exhibit B to Exhibit 1 hereto.) The entry into such amendment is a condition to the Company's obligation under the Profit Sharing Exchange Agreement to declare the dividend on the Common Stock from the proceeds of the Disposition.


         Item 7.   Material to be Filed as Exhibits.
         ------    --------------------------------

                   Item 7 of the Schedule 13D is hereby further amended and supplemented as follows:

                   1.  Profit Sharing Exchange Agreement dated October 25, 1995.

                                        SIGNATURE
                                        ---------

                   After reasonable inquiry and to the best of such undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct.


         Dated:  October 31, 1995           MANVILLE PERSONAL INJURY
                                            SETTLEMENT TRUST



                                            By:/s/ Robert A. Falise
                                               --------------------------
                                               Robert A. Falise, Chairman
                                               and Managing Trustee



                                            By:/s/ Louis Klein, Jr.
                                               --------------------------
                                               Louis Klein, Jr., Trustee



                                            By:/s/ Frank J. Macchiarola
                                               --------------------------
                                               Frank J. Macchiarola,
                                               Trustee



                                            By:/s/ Christian E. Markey, Jr.
                                               --------------------------
                                               Christian E. Markey, Jr.,
                                               Trustee

                                      EXHIBIT INDEX



         Exhibit
         -------

           1.    Profit Sharing Exchange Agreement
                 dated October 25, 1995.